07027284

Grupa Hotelowa

Warsaw, 2007-09-13

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

RECEIVED
SEP 24 2007
PROCESSING SEC MAIL WASH. D.C.

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report No. 24/2007.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
OCT 29 2007
THOMSON
FINANCIAL

Current report no. 24/2007

In connection with the provisions of § 5 section 1 point 22 of the Regulation of the Minister of Finance dated October 19, 2005, concerning current and interim information to be published by issuers of securities (official journal "*Dz.*U." No. 209, item 1744), the Management Board of Orbis S.A. with its registered address in Warsaw, at 16 Bracka street, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that by virtue of a Resolution dated September 12, 2007, concerning appointment of a Member of Orbis S.A. Management Board for the Board's 6th tenure, the Supervisory Board of Orbis S.A. appointed Mr. Marcin Szewczykowski a Member of Orbis S.A. Management Board in charge of finances.

Below we append the information required under § 28 of the above-mentioned Regulation:

1) Date of appointment of the managing person:

   September 12, 2007.

2) Name and surname of the managing person:

   Marcin Szewczykowski

3) Function performed in the issuer's business:

   Member of the Management Board

4) Education, qualifications, previous job experience and description of professional career:

   Education:

   Master of Science in Economics, Cracow University o Economics – studies at the department of International Economic and Political Relations, faculty: Foreign Trade

   Qualifications:

   License of a Certified Auditor
   Member of ACCA (Association of Chartered Certified Accountants)

   Professional career:

2007 –	Financial director in Orbis S.A.
2001 – 2006	Vice-President in charge of finance in ComputerLand S.A.
1995 – 2001	Department of Audit and Investment Advice of Arthur Andersen Sp. z o.o. Last position - Manager.

5) Indication of other activity performed outside the issuer's business with an assessment whether it is competitive towards the business of the issuer, along with an indication whether such person participates in a competitive company as a partner in a registered partnership or other types of partnership, a member of the governing bodies in a corporate organization, or whether such person participates in another competitive legal person as a member of its governing bodies:

   Mr. Szewczykowski does not conduct any other activity performed outside the Issuer's business which could be competitive towards the business of the issuer, does not participate in a competitive company as a partner in a registered partnership or other types of partnership, or a member of the governing bodies in a corporate organization, and does not participate in another competitive legal person as a member of its governing bodies.

6) Information concerning registration of the appointed managing person contained in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry:

   Mr. Szewczykowski is not registered in the Register of Insolvent Debtors, kept on the basis of the Act on the National Court Registry.

END